Exhibit 12.1

The Hanover Insurance Group, Inc

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

Including realized gains and losses

	Fiscal Years Ended
	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
Earnings before income taxes, minority interest, extraordinary items and cumulative effect of accounting changes	22.3	211.1	270.9	164.4	341.5

Fixed charges:
Interest expense	55.0	44.3	35.5	41.0	40.7
Interest portion of rental expense	7.0	5.7	5.1	5.6	5.7

Total fixed charges	62.0	50.0	40.6	46.6	46.4

Earnings before income taxes, minority interest, extraordinary items, cumulative effect of accounting changes and fixed charges	84.3	261.1	311.5	211.0	387.9

Ratio of earnings to fixed charges	1.360	5.222	7.672	4.528	8.360